Exhibit 99.1

Qudian Inc. Reports Fourth Quarter and Full Year 2024

Unaudited Financial Results

XIAMEN, China, March 20, 2025/PRNewswire/ -- Qudian Inc. (“Qudian” or “the Company” or “We”) (NYSE: QD), a consumer-oriented technology company in China, today announced its unaudited financial results for the quarter and full year ended December 31, 2024.

Fourth Quarter 2024 Financial Highlights:

•	Total revenues were RMB52.2 million (US$7.2 million), compared to RMB63.8 million for the same period of last year

•	Net loss attributable to Qudian’s shareholders was RMB66.4 million (US$9.1 million), compared to net loss of RMB117.1 million for the same period of last year; net loss per diluted ADS was RMB0.38 (US$0.05) for the fourth quarter of 2024

•	Non-GAAP net loss attributable to Qudian’s shareholders was RMB64.2 million (US$8.8 million), compared to Non-GAAP net loss of RMB116.6 million for the same period of last year. We exclude share-based compensation expenses from our non-GAAP measures. Non-GAAP net loss per diluted ADS was RMB0.37 (US$0.05) for the fourth quarter of 2024

Full Year 2024 Financial Highlights:

•	Total revenues were RMB216.4 million (US$29.7 million) for 2024, representing an increase of 71.3% from 2023, primarily attributable to the increase in sales income generated from last-mile delivery business

•	Net income attributable to Qudian’s shareholders was RMB91.7 million (US$12.6 million), compared to RMB39.1 million in 2023; net income per diluted ADS was RMB0.49 (US$0.07) for 2024

•	Non-GAAP net income attributable to Qudian’s shareholders was RMB 94.0 million (US$12.9 million), compared to RMB 44.1 million in 2023; non-GAAP net income per diluted ADS was RMB0.50 (US$0.07) for 2024

The Company’s last-mile delivery business encountered intense competition in the fourth quarter of 2024, which led to a decline in revenue to approximately RMB50.3 million in the fourth quarter of 2024, compared to RMB62.1 million for the same period of last year. It is important to note that while pursuing growth, there is a possibility that we may incur additional operational losses in the future. Moving forward, the Company expects to remain steadfast in its commitment to executing its business transition and simultaneously maintaining prudent cash management to safeguard its balance sheet.

Fourth Quarter Financial Results

Sales income and others decreased by 18.1% to RMB52.2 million (US$7.2 million) from RMB63.8 million for the fourth quarter of 2023, which was primarily due to the decrease in sales income generated from last-mile delivery business as a result of the increased competition in the industry.

Total operating costs and expenses decreased to RMB163.7 million (US$22.4 million) from RMB184.1 million for the fourth quarter of 2023.

Cost of revenues decreased by 39.0% to RMB47.8 million (US$6.6 million) from RMB78.4 million for the fourth quarter of 2023, primarily due to the decrease in service cost related to last-mile delivery business as a result of the decline in delivery order volume.

General and administrative expenses increased by 49.1% to RMB113.6 million (US$15.6 million) from RMB76.2 million for the fourth quarter of 2023, primarily due to the increase in staff compensations.

Research and development expenses decreased by 20.4% to RMB12.8 million (US$1.8 million) from RMB16.1 million for the fourth quarter of 2023, as a result of the decrease in staff head count, which led to a corresponding decrease in staff salaries.

Loss from operations was RMB111.3 million (US$15.2 million), compared to RMB107.2 million for the fourth quarter of 2023.

Loss on derivative instrument was RMB32.6 million (US$4.5 million), compared to loss on derivative instrument of RMB35.5 million for the fourth quarter of 2023, the loss was mainly due to the decrease in quoted price of the underlying equity securities relating to the derivative instruments we held.

Net loss attributable to Qudian’s shareholders was RMB66.4 million (US$9.1 million), compared to net loss attributable to Qudian’s shareholders of RMB117.1 million in the fourth quarter of 2023. Net loss per diluted ADS was RMB0.38 (US$0.05).

Non-GAAP net loss attributable to Qudian’s shareholders was RMB64.2 million (US$8.8 million), compared to Non-GAAP net loss attributable to Qudian’s shareholders of RMB116.6 in the fourth quarter of 2023. Non-GAAP net income per diluted ADS was RMB0.37 (US$0.05).

Full Year 2024 Financial Results

Sales income and others increased by 71.3% to RMB216.4 million (US$29.7 million) from RMB126.3 million for the year of 2023, which was primarily due to the increase in sales income generated from last-mile delivery business.

Total operating costs and expenses increased by 1.8% to RMB524.9 million (US$71.9 million) from RMB515.7 million for 2023.

Cost of revenues increased by 25.5% to RMB201.0 million (US$27.5 million) from RMB160.1 million for 2023, primarily due to the increase in service cost related to last-mile delivery business primarily attributable to the increase in delivery order volume.

General and administrative expenses was RMB276.6 million (US$37.9 million), which remain stable as compared to RMB273.6 million for 2023, primarily attributable to the reduce in professional services fees after the Company completed research and consultation for last-mile delivery business in its early stage and largely offset by increase in staff compensations.

Research and development expenses increased by 22.4% to RMB58.5 million (US$8.0 million) from RMB47.8 million for 2023, primarily due to the increase in staff head count as the Company continues to explore new business opportunities, which led to a corresponding increase in staff salaries.

Loss from operations was RMB308.1 million (US$42.2 million) compared to RMB331.0 million for 2023.

Interest and investment income, net increased by 48.8% to RMB380.1 million (US$52.1 million) from RMB255.3 million for 2023, primarily attributable to the increase of income from investments in the year of 2024.

Gain on derivative instrument was RMB19.5 million (US$2.7 million) from RMB153.8 million for 2023, mainly due to the decrease of realized investment income of derivative instrument in the year of 2024.

Net income attributable to Qudian’s shareholders was RMB91.7 million (US$12.6 million), compared to RMB39.1 million in 2023; net income per diluted ADS was RMB0.49 (US$0.07) for 2024.

Non-GAAP net income attributable to Qudian’s shareholders was RMB 94.0 million (US$12.9 million), compared to RMB 44.1 million in 2023; non-GAAP net income per diluted ADS was RMB0.50 (US$0.07) for 2024.

Cash Flow

As of December 31, 2024, the Company had cash and cash equivalents of RMB4,263.3 million (US$584.1 million) and restricted cash of RMB781.2 million (US$107.0 million). Restricted cash mainly represents security deposits held in designated bank accounts for the guarantee of short-term borrowings. Such restricted cash is not available to fund the general liquidity needs of the Company.

For the fourth quarter of 2024, net cash used in operating activities was RMB121.0 million (US$16.6 million), mainly due to payments for labor-related costs and expenses. Net cash used in investing activities was RMB388.4 million (US$53.2 million), mainly due to purchase of short-term investments. Net cash used in financing activities was RMB146.7 million (US$20.1 million), mainly due to the repurchase of ordinary shares.

For the full year of 2024, net cash used in operating activities was RMB111.0 million (US$15.2 million), mainly due to payments for labor-related costs and expenses. Net cash used in investing activities was RMB2,344.4 million (US$321.2 million), mainly due to purchase of short-term investments and payments of deposit pledged as collateral for derivative instrument. Net cash provided by financing activities was RMB186.8 million (US$25.6 million), mainly due to the proceeds from short-term borrowings and partially offset by the repurchase of ordinary shares.

Last-mile Delivery Business

In response to the surging demand for cross-border e-commerce transactions, the Company has proactively sought innovative logistic services and solutions to meet global consumers’ expectations for swift and top-tier delivery services. In December 2022, the Company launched its last-mile delivery services under the brand name of “Fast Horse.” The business was initially launched on a trial basis and has gradually achieved meaningful scale in Australia during the second quarter of 2023. The Company’s last-mile delivery service is available in Australia and New Zealand. As of the date of this release, the Company’s last-mile delivery service is encountering intense competition and uncertainty.

Update on Share Repurchase

Our Board approved a share repurchase program in March 2024 to purchase up to US$300 million worth of Class A ordinary shares or ADSs in the next 36 months starting from June 13, 2024. From the launch of the share repurchase program on June 13, 2024 to March 16, 2025, the Company has in aggregate purchased 17.8 million ADSs in the open market for a total amount of approximately US$41.2 million (an average price of $2.3 per ADS) pursuant to the share repurchase program.

As of March 16, 2025, the Company had in aggregate purchased 172.1 million ADSs for a total amount of approximately US$735.4 million (an average price of $4.3 per ADS).

About Qudian Inc.

Qudian Inc. ("Qudian") is a consumer-oriented technology company. The Company historically focused on providing credit solutions to consumers. Qudian is exploring innovative business opportunities to satisfy consumers' demand by leveraging its technology capabilities.

For more information, please visit http://ir.qudian.com.

Use of Non-GAAP Financial Measures

We use Non-GAAP net income/loss attributable to Qudian’s shareholders, a Non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that Non-GAAP net income/loss attributable to Qudian’s shareholders helps identify underlying trends in our business by excluding the impact of share-based compensation expenses, which are non-cash charges. We believe that Non-GAAP net income/loss attributable to Qudian’s shareholders provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Non-GAAP net income/loss attributable to Qudian’s shareholders is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This Non-GAAP financial measure has limitations as an analytical tool, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net loss /income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the Non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

For more information on this Non-GAAP financial measure, please see the table captioned "Unaudited Reconciliation of GAAP and Non-GAAP Results" set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars ("US$") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.2993 to US$1.00, the noon buying rate in effect on December 31, 2024, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company's year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the expectation of its collection efficiency and delinquency, contain forward-looking statements. Qudian may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Qudian's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Qudian's goal and strategies; Qudian's expansion plans; Qudian's future business development, financial condition and results of operations; Qudian's expectations regarding demand for, and market acceptance of, its products; Qudian's expectations regarding keeping and strengthening its relationships with customers, business partners and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Qudian's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Qudian does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Qudian Inc.

Tel: +86-592-596-8208

E-mail: ir@qudian.com

QUDIAN INC.

Unaudited Condensed Consolidated Statements of Operations

	Three months ended December 31,
(In thousands except for number	2023	2024
of shares and per-share data)		(Unaudited)	(Unaudited)
	RMB	RMB	US$
Revenues:
Sales income and others	63,794	52,236	7,156
Total revenues	63,794	52,236	7,156
Operating cost and expenses:
Cost of revenues	(78,363)	(47,826)	(6,552)
Sales and marketing	(1,167)	(2,586)	(354)
General and administrative	(76,173)	(113,560)	(15,558)
Research and development	(16,103)	(12,816)	(1,756)
Expected credit (loss)/reversal for receivables and other assets	(9,266)	13,346	1,828
Impairment loss from other assets	(3,054)	(229)	(31)
Total operating cost and expenses	(184,126)	(163,671)	(22,423)
Other operating income	13,086	157	22
Loss from operations	(107,246)	(111,278)	(15,245)
Interest and investment income, net	14,347	7,971	1,092
Loss from equity method investments	(1,778)	(2,102)	(288)
Loss on derivative instruments	(35,480)	(32,648)	(4,473)
Foreign exchange (loss)/gain, net	(1,390)	29,524	4,045
Other income	84	51,216	7,017
Other expenses	(2,930)	(7,284)	(998)
Net loss before income taxes	(134,393)	(64,601)	(8,850)
Income tax expenses	17,319	(1,760)	(241)
Net loss	(117,074)	(66,361)	(9,091)
Net loss attributable to Qudian Inc.'s shareholders	(117,074)	(66,361)	(9,091)
Loss per share for Class A and Class B ordinary shares:
Basic	(0.57)	(0.38)	(0.05)
Diluted	(0.57)	(0.38)	(0.05)
Loss per ADS (1 Class A ordinary share equals 1ADSs):
Basic	(0.57)	(0.38)	(0.05)
Diluted	(0.57)	(0.38)	(0.05)
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	204,075,368	172,381,467	172,381,467
Diluted	207,646,764	177,303,133	177,303,133
Other comprehensive (loss)/gain:
Foreign currency translation adjustment	(38,011)	60,308	8,262
Total comprehensive loss	(155,085)	(6,053)	(829)
Total comprehensive loss attributable to Qudian Inc.'s shareholders	(155,085)	(6,053)	(829)

QUDIAN INC.

Unaudited Condensed Consolidated Statements of Operations

	Year ended December 31,
(In thousands except for number	2023	2024
of shares and per-share data)		(Unaudited)	(Unaudited)
	RMB	RMB	US$
Revenues:
Sales income and others	126,338	216,428	29,651
Total revenues	126,338	216,428	29,651
Operating cost and expenses:
Cost of revenues	(160,114)	(201,023)	(27,540)
Sales and marketing	(3,796)	(5,868)	(804)
General and administrative	(273,589)	(276,565)	(37,889)
Research and development	(47,763)	(58,464)	(8,010)
Expected credit (loss)/reversal for receivables and other assets	(24,654)	18,616	2,550
Impairment loss from other assets	(5,800)	(1,570)	(215)
Total operating cost and expenses	(515,716)	(524,874)	(71,908)
Other operating income	58,368	298	41
Loss from operations	(331,010)	(308,148)	(42,216)
Interest and investment income, net	255,333	380,062	52,068
Gain/(Loss) from equity method investments	3,207	(4,049)	(555)
Gain on derivative instruments	153,835	19,457	2,666
Foreign exchange (loss)/gain, net	(2,932)	20,658	2,830
Other income	29,005	61,352	8,405
Other expenses	(5,965)	(21,682)	(2,970)
Net income before income taxes	101,473	147,650	20,228
Income tax expenses	(62,340)	(55,919)	(7,661)
Net income	39,133	91,731	12,567
Net income attributable to Qudian Inc.'s shareholders	39,133	91,731	12,567
Earnings per share for Class A and Class B ordinary shares:
Basic	0.18	0.50	0.07
Diluted	0.18	0.49	0.07
Earnings per ADS (1 Class A ordinary share equals 1 ADSs):
Basic	0.18	0.50	0.07
Diluted	0.18	0.49	0.07
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	217,281,512	182,859,075	182,859,075
Diluted	222,222,858	187,780,699	187,780,699
Other comprehensive gain:
Foreign currency translation adjustment	21,830	37,882	5,190
Total comprehensive income	60,963	129,613	17,757
Total comprehensive income attributable to Qudian Inc.'s shareholders	60,963	129,613	17,757

QUDIAN INC.

Unaudited Condensed Consolidated Balance Sheets

	As of December 31,	As of December 31,
(In thousands except for number	2023	2024
of shares and per-share data)		(Unaudited)	(Unaudited)
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	7,207,343	4,263,312	584,071
Restricted cash	59,435	781,187	107,022
Time and structured deposit	1,554,121	2,009,019	275,234
Short-term investments	642,894	1,118,547	153,240
Accounts receivables	25,877	34,275	4,696
Other current assets	670,277	1,933,182	264,846
Total current assets	10,159,947	10,139,522	1,389,109
Non-current assets:
Right-of-use assets	164,585	158,007	21,647
Investment in equity method investee	136,804	146,101	20,016
Long-term investments	210,591	78,987	10,821
Property and equipment, net	1,308,338	1,548,120	212,092
Intangible assets	3,093	2,207	302
Other non-current assets	498,838	353,369	48,411
Total non-current assets	2,322,249	2,286,791	313,289
TOTAL ASSETS	12,482,196	12,426,313	1,702,398
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term borrowings and interest payables	-	720,000	98,640
Short-term lease liabilities	29,938	18,697	2,561
Derivative instruments-liability	312,870	89,895	12,316
Accrued expenses and other current liabilities	299,836	224,164	30,710
Income tax payable	111,842	33,423	4,579
Total current liabilities	754,486	1,086,179	148,806
Non-current liabilities:
Long-term lease liabilities	39,759	48,706	6,673
Total non-current liabilities	39,759	48,706	6,673
Total liabilities	794,245	1,134,885	155,479
Shareholders' equity:
Class A Ordinary shares	132	132	18
Class B Ordinary shares	44	44	6
Treasury shares	(899,628)	(1,419,286)	(194,441)
Additional paid-in capital	4,033,146	4,026,668	551,651
Accumulated other comprehensive loss	(24,130)	13,752	1,884
Retained earnings	8,578,387	8,670,118	1,187,801
Total shareholders' equity	11,687,951	11,291,428	1,546,919
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	12,482,196	12,426,313	1,702,398

QUDIAN INC.

Unaudited Reconciliation of GAAP And Non-GAAP Results

	Three months ended December 31,
	2023	2024
(In thousands except for number		(Unaudited)	(Unaudited)
of shares and per-share data)	RMB	RMB	US$
Total net loss attributable to Qudian Inc.'s shareholders	(117,074)	(66,361)	(9,091)
Add: Share-based compensation expenses	500	2,150	295
Non-GAAP net loss attributable to Qudian Inc.'s shareholders	(116,574)	(64,211)	(8,796)
Non-GAAP net loss per share—basic	(0.57)	(0.37)	(0.05)
Non-GAAP net loss per share—diluted	(0.57)	(0.37)	(0.05)
Weighted average shares outstanding—basic	204,075,368	172,381,467	172,381,467
Weighted average shares outstanding—diluted	207,646,764	177,303,133	177,303,133

QUDIAN INC.

Unaudited Reconciliation of GAAP And Non-GAAP Results

	Year ended December 31,
	2023	2024
(In thousands except for number		(Unaudited)	(Unaudited)
of shares and per-share data)	RMB	RMB	US$
Total net income attributable to Qudian Inc.'s shareholders	39,133	91,731	12,567
Add: Share-based compensation expenses	4,936	2,258	309
Non-GAAP net income attributable to Qudian Inc.'s shareholders	44,069	93,989	12,876
Non-GAAP net income per share—basic	0.20	0.51	0.07
Non-GAAP net income per share—diluted	0.20	0.50	0.07
Weighted average shares outstanding—basic	217,281,512	182,859,075	182,859,075
Weighted average shares outstanding—diluted	222,222,858	187,780,699	187,780,699